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August 5, 2005 Russell Mancuso, Esq. Timothy Buchmiller, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com

Re:	Hoku Scientific, Inc.
Registration Statement on Form S-1
File No. 333-124423

Gentlemen:

This letter is submitted on behalf of Hoku Scientific, Inc. (the “Company”), in connection with the above-referenced Registration Statement on Form S-1, File No. 333-124423, as amended (the “Registration Statement” or the “Filing”), filed with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended, covering the proposed offering of the Company’s Common Stock (the “Offering”), to provide the staff of the Commission (the “Staff”) with certain information with respect to a change in the price and the number of shares in the Offering from the price and the number of shares in the Offering reflected in the Registration Statement and the preliminary prospectus distributed in connection with the Offering (the “Distributed Preliminary Prospectus”).

The Company has filed Amendment No. 8 to such Registration Statement to change the Offering price of the shares to $6.00 per share as compared to the $11.00 to $13.00 price range assumed in the Distributed Preliminary Prospectus and the $8.00 to $9.00 price range assumed in Amendment No. 7 to such Registration Statement filed with the Commission on August 3, 2005. In addition, the number of shares to be included in the Offering has been reduced to 3,500,000 shares from 4,200,000 shares assumed in the Distributed Preliminary Prospectus and Amendment No. 7 (and includes a reduction of the shares subject to the underwriters’ over-allotment option from 630,000 shares to 525,000 shares).

At an Offering price of $6.00 per share, the total net proceeds to the Company will be approximately $18.0 million as compared to the approximately $45.4 million reflected in the Distributed Preliminary Prospectus (in each case assuming that the underwriters’ over-allotment option is not exercised).

The Company respectfully submits that it does not believe that a recirculation of a preliminary prospectus is appropriate or necessary in light of this change as the Company does not believe that the reduction in net proceeds materially changes the disclosure contained in the Distributed Preliminary Prospectus. Although the reduction in Offering price will decrease the net proceeds, such reduction would not materially change the Company’s business as currently contemplated and discussed in the Distributed Preliminary Prospectus. The Company believes that the reduction in the Offering price to $6.00 per share and the number of shares sold in the Offering to 3,500,000 shares and the resulting decrease in proceeds would not have a material effect on the Company, its use of proceeds as stated in the

August 5, 2005

“Use of Proceeds” section of the Distributed Preliminary Prospectus, in any of the disclosure with respect to the Company’s development strategy or expectations as set forth in the “Business” and other sections of the Distributed Preliminary Prospectus or in any of the risks identified in the “Risk Factors” section of the Distributed Preliminary Prospectus. The underwriters of such Offering concur with the Company’s analysis above.

The Company anticipates that, despite the proposed reduced Offering proceeds, it will complete the construction and build-out of a combined office, research and development and manufacturing facility for approximately $6.0 million and will spend approximately $5.0 million of the proceeds for continued product research and development, as identified in the “Use of Proceeds” section, on the Company’s originally anticipated schedule. The decrease in net proceeds and consequent reduction in working capital generated would not change the Company’s belief as to the sufficiency and duration of its working capital.

As of March 31, 2005, the Company had cash, cash equivalents and short-term investments of $4.2 million and working capital of $3.7 million. In addition, as disclosed on page 31 in the Distributed Preliminary Prospectus, the Company entered into a secured credit facility with Central Pacific Bank for $3.5 million in June 2005. The Company has not drawn down any funds yet from this facility. The Company has carefully reviewed its projections based on the reduction in proceeds and after considering its current cash position, continues to believe that the projection appearing in “Risk Factors,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Operating Capital and Capital Expenditure Requirements” regarding the sufficiency of capital to satisfy its anticipated cash requirements for the next 12 months remains accurate at an Offering price of $6.00 per share. The Company notes for the Staff that the projection included in the Distributed Preliminary Prospectus was prepared using conservative assumptions. In addition, as disclosed on pages 26 and 27 of the Distributed Preliminary Prospectus, the Company anticipates receiving revenue from Nissan Motor Co., Ltd. and the U.S. Navy over the next 12 months.

We have been informed by the managing underwriters that the normal channels of communications between the underwriters and potential purchasers are being and would be used to inform such potential purchasers of the change in the Offering price prior to the mailing of confirmation notices. All underwriters have agreed to notify all purchasers of the change in the Offering price, the number of shares offered and changes in the disclosure in the prospectus prior to confirming sales. In addition, a copy of the final prospectus would accompany each confirmation notice.

For the foregoing reasons, we believe that the statutory standards of Section 8(a) of the Securities Act of 1933, as amended, have been met without recirculation of a preliminary prospectus and that acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 is appropriate. Pursuant to the Staff’s request, each of the Company and the managing underwriters have filed separate requests for acceleration of effectiveness such that the Registration Statement be declared effective at 9:00 a.m. (EDT) on August 5, 2005 or as soon as practicable thereafter.

August 5, 2005

Please do not hesitate to call me at (650) 843-5059 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/    John T. McKenna

John T. McKenna

cc:	Scott B. Paul, Esq., Hoku Scientific, Inc. (w/out enclosures)
Timothy J. Moore, Esq., Cooley Godward LLP (w/out enclosure)